January 3, 2025

Gary Evans
Chief Executive Officer
United States Antimony Corporation
P.O. Box 540308
Dallas, Texas 75354

       Re: United States Antimony Corporation
           Registration Statement on Form S-3
           Filed on December 27, 2024
           File No. 333-284057
Dear Gary Evans:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Dean Colucci